FOR IMMEDIATE RELEASE	TUESDAY, JANUARY 23, 2007

Shell Canada Limited Announces Recommended Offer for
Minority Shares of Shell Canada Limited

Calgary, Alberta - Shell Canada Limited (‘Shell Canada’) announced today that Royal Dutch Shell plc (the ‘Group’) has reached agreement with and obtained the recommendation of the Board of Directors of Shell Canada on a revised offer (the ‘Offer’) to acquire all of the outstanding common shares of Shell Canada (TSX: SHC) not owned by the Group at a cash price of $45.00 per share.

This offer would value Shell Canada’s fully diluted minority share capital at approximately $8.7 billion. The Group owns 78% of the common shares of Shell Canada.

A wholly-owned subsidiary of the Group, Shell Investments Limited, and Shell Canada have entered into a support agreement which provides, among other things, that Shell Investments Limited will, subject to certain conditions, make the Offer pursuant to a take-over bid circular to be mailed to shareholders of Shell Canada early next month. The Offer will be open for acceptance for a period of not less than 35 days and will be conditional on more than 50% of the outstanding common shares of Shell Canada (calculated on a fully diluted basis) not owned by the Group being validly deposited to the Offer and not withdrawn. The Offer will be subject to certain other customary conditions, including the absence of any material adverse change, the obtaining of any relevant regulatory approvals and the absence of any adverse litigation, proceeding or legal prohibition in respect of the Offer.

The Board of Directors of Shell Canada has received the recommendation of a special committee of directors formed to consider the Offer that the Board recommend that shareholders of Shell Canada (other than the Group and its affiliates) accept the Offer and the Board of Directors has resolved to recommend that such shareholders accept the Offer. The Special Committee and the Board of Directors have received the verbal opinion of CIBC World Markets that the consideration to be provided under the Offer is fair from a financial point of view to such shareholders. The Support Agreement provides, subject to its terms, that the Board of Directors of Shell Canada will issue a directors’ circular, to be provided with the take-over bid circular, which will contain its recommendation to shareholders together with the fairness opinion and the formal valuation prepared by CIBC World Markets of the common shares of Shell Canada. Shareholders should carefully review the take-over bid circular and the directors’ circular when available.

Investor Inquiries: Ken Lawrence Manager, Investor Relations Shell Canada Limited (403) 691-2175	Media Inquiries: Janet Rowley General Manager, Public Affairs Shell Canada Limited (403) 691-3899

Cautionary Note

This document contains “forward-looking statements” regarding Royal Dutch Shell plc’s offer to purchase all of the common shares of Shell Canada not already owned by it and its affiliates, including statements regarding the terms and conditions of the offer. Readers are cautioned not to place undue reliance on forward-looking statements. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Royal Dutch Shell plc’s offer will be unsuccessful for any reason and it will not be able to obtain the required approvals or clearances from regulatory authorities on a timely basis, if at all.

The forward-looking statements contained in this document are made as of the date of this document and Shell Canada does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

Legal Notice

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Shareholders are advised to review any relevant documents that may be filed with securities regulatory authorities by Royal Dutch Shell plc and Shell Canada because they will contain important information, including full details of the offer and its terms and conditions.